Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference of our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-161179) and related Prospectus of Peabody Energy Corporation for the registration of its common stock, preferred stock, debt securities, preferred stock purchase rights, warrants, and units, and to the incorporation by reference therein of our reports dated February 24, 2010 with respect to the consolidated financial statements and schedule of Peabody Energy Corporation and the effectiveness of internal control over financial reporting of Peabody Energy Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
St Louis, Missouri
June 1, 2010